Barbara K. Eisenberg
Executive Vice President
General Counsel and Corporate Secretary
7 Times Square
New York, New York 10036
Tel  212.536.4253
Fax 212.536.4412

February 25, 2011

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	AnnTaylor Stores Corporation Form 10-K for Fiscal Year Ended January 30, 2010 Supplemental Response Filed November 12, 2010 File No. 1-10738

Dear Mr. Reynolds:

This responds to your comment letter dated January 28 concerning the referenced filings.  As discussed by Mss. Reilly and Howell with our counsel, we believe that the remaining comment is inconsistent with Instruction 1 to Item 601(b)(10) of Regulation S-K.  We outline below the basis for our belief.  If you continue to believe that the additional disclosure is required, we respectfully request an opportunity discuss our analysis with you by teleconference.

By way of background, on March 12, 2010, the Company filed a form of “Restricted Unit Award Agreement” for “Performance-Vesting Restricted Units” used under its 2003 Equity Incentive Plan (the “Plan”).  The Plan is an omnibus equity compensation plan that authorizes the Company’s Compensation Committee to award a wide variety of types of equity awards.  The form of agreement filed is used for all performance-vested restricted stock units granted by the Company to its named executive officers under the Plan.  The individual award agreements supplement the terms of the form only by setting out the individual details of the awards, all of which are consistent with the Plan.  Your comment requests that each individual award agreement be filed.  This request appears to be based on your understanding that the individual details of the awards are “material to understanding the plan” (quoting from your letter of January 28, 2011).

We respectfully submit that the individual details of the Company’s restricted stock unit awards are not material to understanding the Plan and are therefore not the type of information that triggers a requirement to file individual award agreements under Instruction 1 to Item 601(b)(10).  We note that virtually all individual award agreements under equity compensation plans (as well as under cash incentive compensation plans) of public companies contain details of the awards, and submit that if the awards are made consistent with the terms of the relevant plan such details are not material to an understanding of the plan.  For example, for routine employee stock option awards of the type granted by a very large number of public companies, the number of shares subject to, and the exercise price of, the options awarded to a named executive officer are almost always included in the award agreement.  Based on the rationale implied by your comment, it would appear therefore that all individual stock option award agreements must be filed pursuant to Item 601(b)(10).  This is inconsistent with the Staff’s longstanding interpretation of this Instruction that such individual contracts are not required to be filed, and the practice of public companies in reliance on that interpretation.1

We know of no basis in the law for a new expansive reinterpretation of Instruction 1.  The language of the Instruction has not been revised, and the longstanding interpretation is certainly a reasonable reading of the language approved by the Commission.2

This longstanding interpretation is also consistent with the overall regulatory framework for the disclosure of executive compensation, under which individual named executive officer compensation is generally disclosed in the proxy statement for the annual meeting occurring after the end of that year.  Indeed, requiring virtually all individual award agreements to be filed as exhibits to periodic reports would, in practice, undermine the usefulness of Item 601(b)(10) compensation disclosure by making it more difficult for investors to determine which agreements are in fact material.

Our interpretive view concerning Instruction 1 is supported by the Staff’s Frequently Asked Questions issued with respect to Form 8-K in 2004.  FAQ 9 reads, in material respects, as follows (with emphasis added):

Q:  The board of directors grants an equity award to a named executive officer, other executive officer or director pursuant to an equity compensation plan that was previously disclosed under Item 1.01.  Consistent with General Instruction B.4. to Form 8-K, the registrant will file the plan (and if the plan provides broad discretion as to the terms of its awards, each form of award agreement or notice used under the plan for awards to directors or executive officers) as an exhibit to its next periodic report or registration statement pursuant to Item 601(b)(10)(iii)(A) or (B) of Regulation S-K. Must the registrant file a Form 8-K pursuant to Item 1.01 to report the grant if the Form 8-K filed pursuant to Item 1.01 to report adoption of the plan discloses all material terms and conditions of the award (other than the identity of the recipient, the grant date, the number of securities covered by the award, the price(s) at which the recipient may acquire the securities, and the vesting schedule) and the grant is consistent with those material terms and conditions?

1 Of course, individual award agreements that are not consistent with the terms of the plan under which the awards are made would be required to be filed.  For example, if a plan provides that no awards may vest earlier than three years after the grant date, and an award agreement provides that notwithstanding such limitation that particular award will vest in two years, then that individual award agreement would be required to be filed.

2 In that regard, we note that the formulation of your comment in your letter of January 28, 2011 supports that interpretation by stating that “the agreement omits the performance metrics, which are material to understanding the plan.”  We respectfully submit that an understanding of the performance metrics is not material to an understanding of the Plan.  As noted above, the Plan is an omnibus stock incentive plan that permits the grant of a variety of different types of equity awards, any of which may have different terms and conditions from the others.  An understanding of the details of an award is not necessary to an investor’s understanding of the Plan, which can be obtained from the terms of the Plan itself.

A:   No. This is because Instruction 1 to Item 601(b)(10) would not require the executive officer's or director's personal agreement under the plan to be filed as an exhibit unless disclosure of particular provisions in the personal agreement is necessary for an investor's understanding of that individual's compensation under the plan. . . .

FAQ 9 confirms the Staff’s historic view that “the identity of the recipient, the grant date, the number of securities covered by the award, the price(s) at which the recipient may acquire the securities, and the vesting schedule” – all of which are typical terms of an award – are not “necessary for an investor's understanding of that individual's compensation under the plan” within the meaning of Instruction 1 to Item 601(b)(10).  The information in the schedule that is the subject of your comment is precisely the type of information that FAQ 9 states is not required to be included under Item 601(b)(10).  The explanation of the answer, which is an unqualified “No”, can only reasonably be read to mean that the details of the awards are not necessary for an investor’s understanding of a recipient’s compensation under the plan within the meaning of Instruction 1.  While FAQ 9 was not incorporated into the Staff’s Compliance and Disclosure Interpretations, that omission appears to relate to the revision of Form 8-K rules in 2006 that moved the compensation disclosure requirement from Item 1.01 to Item 5.02(e) of Form 8-K and the fact that the FAQ concerns the disclosure requirement as it existed under Item 1.01.  That change does not affect the statement in FAQ 9 about Item 601(b)(10), and in any case we have not found any subsequent interpretive guidance of the Staff that is inconsistent with FAQ 9.

In sum, we respectfully submit that your remaining comment represents a significant departure from longstanding interpretive views of the Staff that would not be accompanied by any concomitant benefit to investors.  To the contrary, we believe that providing the requested disclosure in the manner suggested by you would be likely to confuse the Company’s shareholders and prospective investors in its securities for the reasons set forth above.

In the interest of resolving these matters, we would be willing to commit to file the schedule that is the subject of your comment with information concerning the performance metrics applicable to awards made under the Plan as set forth in the form attached hereto as Attachment A.  We respectfully submit that no additional disclosure is required in response to your comment.

Regards,

/s/ Barbara K. Eisenberg
Barbara K. Eisenberg
Executive Vice President
General Counsel and Corporate Secretary

CC:	Susann Reilly Pam Howell

ATTACHMENT A

Schedule A

Fiscal Year 20[  ] Performance Metrics for Each Season and Percentages of
Performance RU’s to Vest

Spring 20[   ]

If cash on the balance sheet at the end of the second fiscal quarter of 20[  ] is greater than $[   ], then the following number of shares will vest based on the corresponding EPS levels achieved by the Company as set forth in the table below:

(a) Performance Metric: EPS as of the end of Spring 20[ ]	(b) % Shares to Vest	(c) Shares to vest on March [ ], 20[ ] based on Spring 20[ ] Results in Column (a)
[ ]	[ ]	[ ]
[ ]	[ ]	[ ]

Fall 20[   ]

If cash on the balance sheet at the end of the fourth fiscal quarter of 20[  ] is greater than $[   ], then the following number of shares will vest based on the corresponding EPS levels achieved by the Company as set forth in the table below:

(a) Performance Metric: EPS as of the end of Fall 20[ ]	(b) % Shares to Vest	(c) Shares to vest on March [ ], 20[ ] based on Fall 20[ ] Results in Column (a)
[ ]	[ ]	[ ]
[ ]	[ ]	[ ]